ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE ANNUAL GENERAL STOCKHOLDERS' MEETING OF APRIL 26, 2022

DATE, TIME AND PLACE: On April 26, 2022 at 11:00 am, exclusively held online and remotely, via videoconference, in accordance with CVM Instruction No. 481/2009.

CHAIR: Leila Cristiane Barboza Braga de Melo – Chairwoman; Álvaro Felipe Rizzi Rodrigues– Secretary.

QUORUM: Stockholders representing 92,09% common shares and 41,35% preferred shares of the Company's capital stock.

LEGAL ATTENDANCE: Members of the Company's management, members of the Supervisory Council and a representative of PricewaterhouseCoopers Auditores Independentes.

CALL NOTICE: Published in the *O Estado de S. Paulo* newspaper on March 26, 2022 (page B9), March 28, 2022 (page B3) and March 29, 2022 (Page B3).

NOTICE TO STOCKHOLDERS: The publication is not mandatory in accordance with Article 133, paragraph 5, of Law No. 6,404/76.

REMOTE VOTING: The summarized voting map consolidating the votes cast remotely was disclosed and delivered to stockholders during the Meeting.

RESOLUTIONS ADOPTED:

1. Stockholders were informed that these minutes would be drafted in a summarized format.

2. The publication of the minutes omitting the signatures of stockholders, in accordance with Article 130, paragraph 2, of Law 6,404/76, was approved. The waiving of the reading of the consolidated voting map and the documents relating to the agenda was also authorized since said documents had already been widely disclosed and made available to stockholders and the market.

3. It approved the Balance Sheet, other Financial Statements and Explanatory Notes with respect to the fiscal year ended December 31, 2021, together with the Management and Independent Auditor's reports, the Opinion of the Supervisory Council and the Summary of the Audit Committee's Report, which were published on February 24, 2022 in the *O Estado de S. Paulo* newspaper (pages B5 to B11).

4. It approved the allocation of net income for 2021 in the total amount of R$26,235,993,060.55, as follows:

a) R$1,311,799,653.03 to the Legal Reserve account; and

b) R$7,072,095,199.96, as total gross amount, for payment of dividends and interest on capital in accordance with Article 9 of Law 9,249/95, of which R$6,231,210,677.93 is the amount net of taxes, and it should be stressed that such payment was made in full.

4.1. It ratified the resolutions of the Board of Directors with respect to the interim payment to stockholders of the dividends and interest on capital attributed to the mandatory dividend for 2021, declared on February 25, 2021, March 16, 2021, April 16, 2021, May 13, 2021, August 02, 2021, October 14, 2021, December 10, 2021 and February 10, 2022 all of which have been effectively paid.

4.2. It approved the allocation of R$17,852,098,207.56 and R$100,263,104.01 to the Statutory Profit Reserve, related to the net income for the year and the dividends and interest on capital forfeited over the year, respectively.

4.3. It was recorded that the Board of Directors' performance was evaluated both as a joint body and individually and in light of its good performance during the period, as well as the constant attendance of its members at the meetings, and also in compliance with the eligibility requirements of the Policy for the Nomination of Management Members, the majority stockholder has proposed the provision of 12 seats on the Board of Directors through the **reelection, on an individual basis**, of Messrs. ALFREDO EGYDIO SETUBAL, ANA LÚCIA DE MATTOS BARRETTO VILLELA, CANDIDO BOTELHO BRACHER, FÁBIO COLLETTI BARBOSA, FREDERICO TRAJANO INÁCIO RODRIGUES, JOÃO MOREIRA SALLES, MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, PEDRO LUIZ BODIN DE MORAES, PEDRO MOREIRA SALLES, RICARDO VILLELA MARINO and ROBERTO EGYDIO SETUBAL, and the **election of** Mr. CÉSAR NIVALDO GON, all hereunder qualified, for the next annual term of office, which will be effective until the investiture of those elected by the Annual General Stockholders' Meeting of 2023, so that the Board of Directors will be composed of:

ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 6.045.777-6 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942;

ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, pedagogue, bearer of Identity Card (RG-SSP/SP) No. 13.861.521-4 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-00000;

CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 10.266.958-2 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 039.690.188-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

CESAR NIVALDO GON, Brazilian, married, businessman, bearer of Identity Card (RG-SSP/SP) No. 19.772.487-5 and enrolled with the Individual Taxpayer's Registry (CPF) under

No. 154.974.508-57, domiciled in the city of Campinas, state of São Paulo, at Rua Doutor. Ricardo Benetton Martins, 1000, Prédio 23B, Polo II de Alta Tecnologia, CEP: 13086-902;

FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 5.654.446-7 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 771.733.258-20, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Parque Jabaquara, CEP 04344-902;

FREDERICO TRAJANO INÁCIO RODRIGUES, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 23.942.040-8 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 253.929.608-47, domiciled in the city and state of São Paulo at Rua Amazonas da Silva, 27, Vila Guilherme, CEP 02051-000;

JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 33.180.899-7 and enrolled with the Brazilian Taxpayer's Registry (CPF) under No. 295.520.008-58, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 4440, 16º, andar, Itaim Bibi, CEP 04538-132;

MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 6.578.061-9 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 036.221.618-50, domiciled in the city of London, United Kingdom, at 52 Canary View, 23 Dowells Street, SE10 9DY;

PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of Identity Card (RG-IFP/RJ) No. 03.733.122-0 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Avenida Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035;

PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of Identity Card (RG-SSP/SP) No. 19.979.952-0 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 551.222.567-72, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132;

RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 15.111.115-7 and enrolled with the Brazilian Taxpayer's Registry (CPF) under No. 252.398.288-90, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 4º andar, Itaim Bibi, CEP 04538-132; and

ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.548.549-5 and enrolled with the Brazilian Taxpayer's Registry (CPF) under No. 007.738.228-52, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.500, Torre Norte, 4º andar, Itaim Bibi, CEP 04538-132.

4.4. Next, the Meeting approved the following records:

4.4.1. It recorded that all those elected to the Board of Directors: (i) have submitted the documents supporting compliance with eligibility requirements provided for in Articles 146 and 147 of Law No. 6,404/76 and in current regulation, particularly Resolution No. 4,122/12 of the National Monetary Council ("CMN") and Article 3 of Instruction No. 367/02 of the

Brazilian Securities and Exchange Commission ("CVM"), including clearance certificates, and all these documents were filed with the Company's head office; and (ii) will be vested in their positions following the ratification of their election by the Central Bank of Brazil("BACEN").

4.4.2. In compliance with the best corporate governance practices, members Maria Helena dos Santos Fernandes de Santana, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues and Pedro Luiz Bodin de Moraes are independent members of the Board of Directors.

5. It approved the election of members to the Supervisory Council for the next annual term of office. The following members (i) were elected by appointment of the majority stockholder as effective members, Messrs. **GILBERTO FRUSSA,** Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 16.121.865-9 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 127.235.568-32, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Parque Jabaquara, CEP 04344-902, and **EDUARDO HIROYUKI MIYAKI,** Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 50.018.159-7 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 159.822.728-92, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902; and, reelected as alternate members, respectively, Messrs. **JOÃO COSTA,** Brazilian, married, economist, bearer of Identity Card (RG-SSP/SP) No. 4.673.519 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 476.511.728-68, domiciled in the city and state of São Paulo at Rua Dr. Abílio Martins de Castro, 75, Jardim Marajoara, CEP 04663-110, and **REINALDO GURREIRO,** Brazilian, married, accountant, bearer of Identity Card (RG-SSP/SP) No. 6.156.523-4 and enrolled with the Individual Taxpayer's Registry (CPF) under No. 503.946.658-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and (ii) were elected by appointment of stockholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, as holder of preferred shares, as effective member, Mr. **ARTEMIO BERTHOLINI,** Brazilian, married, accountant, bearer of Identity Card (RG-SSP/SP) No. 3.638.656-X and enrolled with the Individual Taxpayer's Registry (CPF) under No. 095.365.318-87, domiciled in the city and state of São Paulo at Rua Sergipe, 627, apartamento 64, Consolação, CEP 01243-910; and, as an alternate member Mr. **RENE GUIMARÃES ANDRICH,** Brazilian, married, accountant, bearer of Identity Card (RG-II/PR) No. 4731855-6, CPF 709926659-49, domiciled in the city of Curitiba, Paraná state, at Rua Alberto Folloni, n.º 749 - Ap. 204, Ahú, CEP 80540-000. The aforementioned members will make up the Company's Supervisory Council for an annual term of office expiring as of the date of the Annual General Stockholders' Meeting of 2023.

5.1. It recorded the submission, by the elected members of the Supervisory Council, of the documents supporting compliance with the eligibility requirements in accordance with Article 162 of Law No. 6,404/76.

6. It approved the proposal for the establishment of the aggregate amount of R$500,000,000.00 for compensation of the members of the Board of Directors and the Executive Board for fiscal year 2022, regardless of the year in which the amounts were effectively attributed, paid or recognized in the Company's financial statements. This amount may be paid in Brazilian currency, in shares of the Company or in another form that management deems convenient.

7. Finally, it approved the proposal of individual monthly compensation of R$22,000.00 for effective members and of R$9,000.00 for alternate members of the Supervisory Council.

REMOTE VOTING: It recorded the receipt of 704 remote voting forms in the period between March 26, 2022 and April 19, 2022, duly computed and consolidated in the Final Voting Map.

QUORUM FOR THE RESOLUTIONS: Resolutions were adopted by a majority of votes, as presented in the Final Voting Map attached to the minutes and which details the percentages of approval, rejection and abstention on each matter resolved upon at the Meeting.

DOCUMENTS FILED AT THE HEAD OFFICE: Balance Sheet and other Financial Statements, Explanatory Notes, Management and Independent Auditor's reports, Opinion of the Fiscal Council and summary of the Audit Committee's Report. The Proposal of the Board of Directors made available on March 25, 2022, the Voting Maps and the Votes cast submitted by the Company's Stockholders were also filed at the Company's head office and certified by the Chair.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (State of São Paulo), April 26, 2022. (undersigned) Leila Cristiane Barboza Braga de Melo – Chairwoman; Álvaro Felipe Rizzi Rodrigues– Secretary.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

CNPJ. 60.872.504/0001-23

ITAÚ UNIBANCO HOLDING S.A.

A Publicly Listed Company

ANNUAL GENERAL STOCKHOLDERS' MEETING

Final summarized voting map

According to CVM Instruction Nº 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and voting instructions exclusively digitally for each item presented in the remote voting form, about the matters submitted for resolution at its and Annual General Stockholders' Meeting held on April 26, 2022 at 11:00 a.m. exclusively held online, is presented below:

Item	Description - ordinary agenda	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Management's Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2021:		Approve	4,565,332,179	99.98150
			Reject	-	-
			Abstain	844,549	0.01850
2	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders' Meeting Manual available at: https://www.itau.com.br/relacoes-cominvestidores/listgroupComunicado.aspx?idCanal=rQmIXNcFOcoHRPHsVRb7A==&linguagem=en&ano=2022		Approve	4,565,818,912	99.99216
			Reject	-	-
			Abstain	357,816	0.00784
3	Fix the number of members who will comprise the Board of Directors in twelve (12):		Approve	4,562,580,727	99.92125
			Reject	3,238,185	0.07092
			Abstain	357,816	0.00784
4	Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976?		Yes	-	-
			No	5,132,398	0.11241
			Abstain	4,560,592,183	99.88759
5	Election of the board of directors by candidate - Total members to be elected: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs)	Alfredo Egydio Setubal	Approve	4,558,724,188	99.83679
			Reject	7,094,724	0.15538
			Abstain	357,816	0.00784
		Ana Lúcia de Mattos Barretto Villela	Approve	4,563,487,188	99.94110
			Reject	2,331,724	0.05107
			Abstain	357,816	0.00784
		Candido Botelho Bracher	Approve	4,560,991,624	99.88645
			Reject	4,827,288	0.10572
			Abstain	357,816	0.00784
		Cesar Nivaldo Gon (Independent member)	Approve	4,560,203,639	99.86919
			Reject	5,615,273	0.12298
			Abstain	357,816	0.00784
		Fábio Colletti Barbosa (Independent member)	Approve	4,564,600,461	99.96548
			Reject	1,218,451	0.02668
			Abstain	357,816	0.00784
		Frederico Trajano Inácio Rodrigues (Independent member)	Approve	4,564,615,345	99.96581
			Reject	1,203,567	0.02636
			Abstain	357,816	0.00784
		João Moreira Salles	Approve	4,563,509,526	99.94159
			Reject	2,309,386	0.05058
			Abstain	357,816	0.00784
		Maria Helena dos Santos Fernandes de Santana (Independent member)	Approve	4,564,615,345	99.96581
			Reject	1,203,567	0.02636
			Abstain	357,816	0.00784
		Pedro Luiz Bodin de Moraes (Independent member)	Approve	4,564,615,345	99.96581
			Reject	1,203,567	0.02636
			Abstain	357,816	0.00784
		Pedro Moreira Salles	Approve	4,563,263,620	99.93620
			Reject	2,546,792	0.05578
			Abstain	366,316	0.00802
		Ricardo Villela Marino	Approve	4,563,693,845	99.94562
			Reject	2,125,067	0.04654
			Abstain	357,816	0.00784
		Roberto Egydio Setubal	Approve	4,562,935,297	99.92901
			Reject	2,883,615	0.06315
			Abstain	357,816	0.00784

6	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you've chosen? [If the shareholder chooses "yes" and also indicates the "approve" answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to "abstain" and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]		Yes	4,546,762,405	99.58468
			No	-	-
			Abstain	18,962,176	0.41532
7	View of all the candidates to indicate the cumulative voting distribution.	Alfredo Egydio Setubal		378,606,014	8.32694
		Ana Lúcia de Mattos Barretto Villela		378,747,923	8.33006
		Candido Botelho Bracher		378,746,507	8.33003
		Cesar Nivaldo Gon (Independent member)		378,606,014	8.32694
		Fábio Colletti Barbosa (Independent member)		379,267,117	8.34148
		Frederico Trajano Inácio Rodrigues (Independent member)		379,267,117	8.34148
		João Moreira Salles		378,746,507	8.33003
		Maria Helena dos Santos Fernandes de Santana (Independent member)		379,267,117	8.34148
		Pedro Luiz Bodin de Moraes (Independent member)		379,267,117	8.34148
		Pedro Moreira Salles		378,746,507	8.33003
		Ricardo Villela Marino		378,747,923	8.33006
		Roberto Egydio Setubal		378,746,507	8.33003
8	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors)		Yes	8,500	0.00019
			No	3,329,191	0.07292
			Abstain	4,562,386,890	99.92690
9	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors).		Yes	25,019,407	1.31863
			No	390,530,811	20.58265
			Abstain	1,481,828,851	78.09872
10	Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election).	Gilberto Frussa / João Costa	Approve	4,565,818,912	99.99216
			Reject	-	-
			Abstain	357,816	0.00784
		Eduardo Miyaki / Reinaldo Guerreiro	Approve	4,565,818,912	99.99216
			Reject	-	-
			Abstain	357,816	0.00784
11	Nomination of candidates to the fiscal council by shareholders with non-voting preferred shares or restricted voting rights.	Artemio Bertholini / Rene Guimarães Andrich	Approve	1,916,074,677	95.91740
			Reject	12,821,252	0.64182
			Abstain	68,733,930	3.44077
12	Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$500,000,000.00.		Approve	4,560,254,295	99.87030
			Reject	5,564,617	0.12187
			Abstain	357,816	0.00784
13	Resolve on the monthly individual compensation of R$22,000.00 to effective members and R$9,000.00 to alternate members of the Fiscal Council.		Approve	4,565,818,912	99.99216
			Reject	-	-
			Abstain	357,816	0.00784

São Paulo-SP, April 26, 2022.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence

CNPJ. 60.872.504/0001-23

ITAÚ UNIBANCO HOLDING S.A.

A Publicly Listed Company

ANNUAL GENERAL STOCKHOLDERS' MEETING

Final Detailed Voting Map

According to CVM Instruction No. 481/09, it discloses the final detailed voting map that consolidates the votes cast remotely and the votes cast in exclusively digital on the matters submitted for the resolution of the at its and Annual General Stockholders' Meeting held on April 26, 2022 at 11:00 a.m. exclusively held online, of Itaú Unibanco Holding S.A., a Publicly-Listed Company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, containing the first five numbers of the individual Taxpayer's Registry (CPF) or of the Corporate Taxpayer's Registry (CNPJ) of the stockholder, the stockholding position and the votes cast.

CPF/CNPJ	Balance of Common Shares	Balance Preferred Shares	Deliberations																																		
			1	2	3	4	5.1	5.2	5.3	5.4	5.5	5.6	5.7	5.8	5.9	5.10	5.11	5.12	6	7.1	7.2	7.3	7.4	7.5	7.6	7.7	7.8	7.9	7.10	7.11	7.12	8	9	10.1	10.2	11	12	13

[illegible]

[illegible]	–	251,443	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	200,000	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	3,100	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	84,500	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	63,900	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	1,718,873	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	425,300	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	4,880	53,260	Ap	Ap	Rej	Wdn	Rej	Ap	Rej	Rej	Rej	Ap	Ap	Ap	Ap	Rej	Ap	Ap	Sim	–	–	–	–	1,220	1,220	–	1,220	1,220	–	–	–	Abs	Wdn	Ap	Ap	Ap	Rej	Ap
[illegible]	–	101,775	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	161,790	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	220,000	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	590,000	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	325,300	6,817,113	Ap	Ap	Ap	Wdn	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Wdn	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	Wdn	Ap	Ap	Ap	Ap	Ap
[illegible]	–	1,750,500	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	1,603,700	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	357,600	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	339,750	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	61,200	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	53,100	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	652,200	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	25,400	498,326	Ap	Ap	Ap	Wdn	Rej	Ap	Ap	Rej	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Sim	–	3,540	3,540	–	3,540	3,540	3,540	3,540	3,540	3,540	3,540	3,540	Wdn	Wdn	Ap	Ap	Ap	Rej	Ap
[illegible]	–	58,900	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	591,823	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	1,967	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	2,378,601	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	130,698	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	71,584	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	68,400	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	1,934,000	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	6,096,102	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	442	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	1,920,950	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	1,089	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	10,414	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	13,529	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	1,969,013	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	343	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	607,900	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	289,650	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	376,500	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	233,667	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	6,688,839	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	4,260	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	–	2,088,700	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	677,091	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	857,798	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	1,560,982	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	84,700	–	Ap	Ap	Ap	Wdn	Rej	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Wdn	–	–	–	–	–	–	–	–	–	–	–	–	Abs		Ap	Ap		Ap	Ap
[illegible]	–	315,000	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	248,427	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	556,193	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	3,181,900	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	887,922	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	278,860	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	53,527	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	1,067,323	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	318,184	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	14,800	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	6,105,730	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	1,058,957	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	549,954	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	210,590	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	446,800	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	490,700	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	131,249	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	8,129	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	875,813	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	27,844,040	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	455,564	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	311,780	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	67,600	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	609,000	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	30,677	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	52,103	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	56,903	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	3,800	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	83,700	33,881,464	Ap	Ap	Ap	Wdn	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Wdn	–	–	–	–	–	–	–	–	–	–	–	–	Abs	Wdn	Ap	Ap	Ap	Ap	Ap
[illegible]	–	1,216,998	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	–	581,800	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	–	1,037,757	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	–	899,800	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	–	948,398	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	–	5,948,463	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	–	3,577,763	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	–	8,343,000	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	–	552,605	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	262,590	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	–	6,877,023	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	–	349,738	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	–	416,493	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	178,000	414,100	Ap	Ap	Ap	Wdn	Rej	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Wdn	–	–	–	–	–	–	–	–	–	–	–	–	Abs	Wdn	Ap	Ap	Ap	Ap	Ap
[illegible]	–	5,400	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Sim	–	–	Ap	–	–
[illegible]	–	803,634	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	585,583	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	10,004	111,095	Ap	Ap	Rej	Wdn	Rej	Ap	Rej	Rej	Rej	Ap	Ap	Ap	Ap	Rej	Ap	Ap	Sim	–	–	–	–	2,501	2,501	–	2,501	2,501	–	–	–	Abs	Wdn	Ap	Ap	Ap	Rej	Ap
[illegible]	–	140,590	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	83,900	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	51,620	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	100,193	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	68,800	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	78,700	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	401,300	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	150,871	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	17,600	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	5,700	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	861,029	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	2,331,908	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	7,692,364	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	32,752	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	3,074,985	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	3,100	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	389,600	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	10,100	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	37,202	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	5,105,100	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	80,463	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	20,100	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	445,308	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	19,600	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	25,200	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	108,300	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	36,800	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	506,713	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	68,940	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	52,500	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Wdn	–	–
[illegible]	–	2,017,867	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	7,076,559	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	1,351,552	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	351,900	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	1,746,343	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	58,000	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	504,900	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	497,700	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	73,878	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	25,800	262,300	Ap	Ap	Ap	Wdn	Rej	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Wdn	–	–	–	–	–	–	–	–	–	–	–	–	Abs	Wdn	Ap	Ap	Ap	Ap	Ap
[illegible]	–	421,117	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	58,454	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	3,343,950	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	31,500	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	8,215	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	293,583	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	15,111,545	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	785,100	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	4,900,563	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	3,354,352	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	30,685	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	3,350,576	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	595,200	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	54,671	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	82,600	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	41,649	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	216,700	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	352,842	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	19,800	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	353,773	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	262,123	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	77,704	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	127,942	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	24,786	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	10,300	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	820,673	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	27,700	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	75,700	888,546	Abs	Abs	Abs	Abs	Abs	Abs	Abs	Abs	Abs	Abs	Abs	Abs	Abs	Abs	Abs	Abs	Abs	–	–	–	–	–	–	–	–	–	–	–	–	Abs	Wdn	Abs	Abs	Abs	Abs	Abs
[illegible]	–	274,822	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	51,000	83,100	Ap	Ap	Ap	Wdn	Rej	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Wdn	–	–	–	–	–	–	–	–	–	–	–	–	Abs	Wdn	Ap	Ap	Ap	Ap	Ap
[illegible]	–	58,003	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	52,500	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	11,339,089	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	605,548	3,537,660	Ap	Ap	Rej	Wdn	Ap	Ap	Rej	Rej	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Sim	–	–	–	–	151,487	151,487	–	151,487	151,487	–	–	–	Abs	Wdn	Ap	Ap	Ap	Rej	Ap
[illegible]	1,149,825	11,775,364	Ap	Ap	Rej	Wdn	Ap	Ap	Rej	Rej	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Sim	–	–	–	–	287,456	287,456	–	287,456	287,456	–	–	–	Abs	Wdn	Ap	Ap	Ap	Rej	Ap
[illegible]	178,400	1,880,779	Ap	Ap	Rej	Wdn	Ap	Ap	Rej	Rej	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Sim	–	–	–	–	44,600	44,600	–	44,600	44,600	–	–	–	Abs	Wdn	Ap	Ap	Ap	Rej	Ap
[illegible]	–	140,000	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	356,700	3,797,238	Ap	Ap	Ap	Wdn	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Wdn	–	–	–	–	–	–	–	–	–	–	–	–	Abs	Wdn	Ap	Ap	Ap	Ap	Ap
[illegible]	–	17,958	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	101,297	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	275,396	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	1,436,400	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	64,900	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	124,752	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	28,500	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	2,879,900	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	25,300	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	8,300	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	95,961	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	517	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	1,200	17,796	Ap	Ap	Ap	Wdn	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Ap	Wdn	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	Wdn	Ap	Ap	Ap	Ap	Ap
[illegible]	–	27,133	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–
[illegible]	–	523,539	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	Wdn	–	–	Ap	–	–

[illegible]	[illegible]	[illegible]

Deliberations:

Ordinary agenda

1) Take cognizance of the Management's Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2021.

2) Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders' Meeting Manual available at: https://www.itau.com.br/relacoes-com-investidores/itaugroup/comunicado.aspx?idCanal=[illegible]&linguagem=en

3) Fix the number of members who will comprise the Board of Directors in twelve (12)

4) Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976?

5) Election of the board of directors by candidate - Total members to be elected: 12 - Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs)

5.1) Alfredo Egydio Setubal
5.2) Ana Lúcia de Mattos Barretto Villela
5.3) Candido Botelho Bracher
5.4) Cesar Nivaldo Gon (Independent member)
5.5) Fábio Colletti Barbosa (Independent member)
5.6) Frederico Trajano Inácio Rodrigues (Independent member)
5.7) João Moreira Salles
5.8) Maria Helena dos Santos Fernandes de Santana (Independent member)
5.9) Pedro Luiz Bodin de Moraes (Independent member)
5.10) Pedro Moreira Salles
5.11) Ricardo Villela Marino
5.12) Roberto Egydio Setubal

6) In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you've chosen? [If the shareholder chooses "yes" and also indicates the "approve" answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to "abstain" and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]

7) View of all the candidates to indicate the cumulative voting distribution.

7.1) Alfredo Egydio Setubal
7.2) Ana Lúcia de Mattos Barretto Villela
7.3) Candido Botelho Bracher
7.4) Cesar Nivaldo Gon (Independent member)
7.5) Fábio Colletti Barbosa (Independent member)
7.6) Frederico Trajano Inácio Rodrigues (Independent member)
7.7) João Moreira Salles
7.8) Maria Helena dos Santos Fernandes de Santana (Independent member)
7.9) Pedro Luiz Bodin de Moraes (Independent member)
7.10) Pedro Moreira Salles
7.11) Ricardo Villela Marino
7.12) Roberto Egydio Setubal

8) Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors)

9) Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors)

10) Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election)

10.1) Gilberto Frussa / João Costa
10.2) Eduardo Hiroyuki Miyaki / Reinaldo Guerreiro

11) Nomination of candidates to the fiscal council by shareholders with non-voting preferred shares or restricted voting rights: Artemio Bertholini / Rene Guimarães Andrich

12) Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$[illegible]

13) Resolve on the monthly individual compensation of R$[illegible] to effective members and R$[illegible] to alternate members of the Fiscal Council

Subtitle:

Ap. = Approved Rej. = Reject Abs. = Abstain

São Paulo-SP, April 27, 2022.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence